                                                                 Exhibit 99(D)21

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about what action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services Act 1986 or from another appropriate authorised independent financial adviser.

Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments and no one else in connection with the Offer and the proposals set out in this letter and will not be responsible to anyone other than Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments for providing the protections afforded to customers of Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney nor for giving advice in relation to the Offer and the proposals set out in this letter. Lehman Brothers, as dealer manager for the Offer, is making the Offer in the United States on behalf of Schlumberger Investments.

Credit Suisse First Boston and NM Rothschild & Sons Limited, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting exclusively for Sema plc and no one else in connection with the Offer and the proposals set out in this letter and will not be responsible to anyone other than Sema for providing the protections afforded to customers of Credit Suisse First Boston and NM Rothschild & Sons Limited, nor for giving advice in relation to the Offer and the proposals set out in this letter.

Lehman Brothers, Morgan Stanley Dean Witter, Schroder Salomon Smith Barney, Credit Suisse First Boston and NM Rothschild & Sons Limited have each given and not withdrawn their written consent to the issue of this letter with the references to their names in the form and context in which they appear.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia, Canada or Japan. Accordingly, copies of this letter, forms of election and related documents are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan.

-------------------------------------------------------------------------------

Schlumberger Investments                                       Sema plc
8th Floor                                                      233 High
South Quay Plaza II                                            Holborn
183 Marsh Wall London                                          London
E14 9SH                                                        WC1V 7DJ

Registered in England                                          Registered in
No. 04157867                                                   England
                                                               No. 1240677


                                                                  23 April 2001


To: UK tax resident holders of options granted before 15 October 1998 under the Sema Group plc 1994 Senior Executive Share Option Scheme (the Executive Scheme)

Dear Option Holder

          RECOMMENDED CASH OFFER BY SCHLUMBERGER INVESTMENTS FOR SEMA

1.Introduction

You should already have received (for information only) the Offer Document dated 21 February 2001 (the Offer Document) which contains the terms and conditions of the Offer (the Offer) made by Lehman Brothers on behalf of Schlumberger Investments for Sema plc (Sema).

(i)Option exercise price

You are reminded that, following a share capitalisation in May 1998, the exercise price of options previously granted under the Executive Scheme was adjusted as follows:

                                Exercise Price per
               Current Exercise      Sema Share on
                    Price          original option
Date of Grant   per Sema Share         certificate
27 April 1994        99.54p          408.00p
5 March 1996        142.48p          584.00p
6 May 1997         306.875p          1227.5p

Note: the number of Sema Shares under options granted in 1997 was multiplied by 4 pursuant to the adjustment and the number of Sema Shares under options granted in 1994 and 1996 was multiplied by 4.099 pursuant to the adjustment. The adjusted option entitlements should be reflected in an amended option certificate issued to you following the adjustment.

Options granted on 14 October 1998 remain unadjusted.

(ii)Options now exercisable

Schlumberger Investments announced on 6 April 2001 that the Offer was unconditional in all respects. All outstanding options under the Executive Scheme which were not already exercisable have now become exercisable and, where relevant, performance targets have been waived. This letter explains the choices open to you in respect of your option(s) under the Executive Scheme and the steps you should take to give effect to your choice.

Enclosed with this letter is a form of election (the Form of Election) which you should use to make your choice and which must be returned to the Company Secretarial Department at 233 High Holborn, London WC1V 7DJ by 5.00 p.m. on 14 May 2001. If you take no action, your options will in due course lapse and become worthless. As a result you would lose the ability to realise any value currently in your option(s).

You are advised to refer to the Offer Document, which contains the full terms and conditions of the Offer, when considering your choices. Words and expressions in this letter and the Form of Election have the same meaning as in the Offer Document unless stated otherwise. If you have lost your copy of the Offer Document you may view a copy on the Sema Intranet.

(iii)Compulsory acquisition

Please note that Schlumberger Investments has today exercised its rights to acquire compulsorily any minority shareholdings in Sema by giving notice pursuant to Section 429 of the Companies Act 1985 (a Section 429 Notice). Options granted under the Executive Scheme that remain unexercised will lapse at the end of the compulsory acquisition period which will expire on Monday 4 June 2001.

2.Courses of Action

In summary, your choices are as follows:

  1. To accept a cash payment in return for the cancellation of your option(s) (the Cash Cancellation Offer); or

  2. To exercise your option(s) and either accept the offer, sell your Sema Shares in the market, or retain your Sema Shares (the Exercise and Acceptance Proposal).

Choice 1 Cash Cancellation Offer

You may accept a cash payment in return for cancelling your option(s). This effectively gives you the gain you would have made if you had exercised your option(s) in full and accepted the Offer.

Under the Cash Cancellation Offer, cash will be paid to you in return for your agreement to cancel your option(s). The amount of the cash cancellation payment for each Sema Share under your option(s) will be the difference between the Offer Price of 560p per Sema Share and the exercise price of your option(s) for that Sema Share.

As mentioned in the Appendix (United Kingdom Tax Treatment) to this letter, the cash cancellation payment is fully subject to income tax and the income tax liability for UK tax resident option holders will be deducted through the PAYE system. Acceptance of the Cash Cancellation Offer may therefore be inappropriate if you hold options which are not subject to income tax on exercise.

Procedure to accept the Cash Cancellation Offer

If you wish to accept the Cash Cancellation Offer for an option, you should tick Box A of the Form of Election against that option. You should then send the completed Form of Election to the Company Secretarial Department at Sema plc, 233 High Holborn, London WC1V 7DJ to be received by not later than 5.00 p.m. on 14 May 2001.

If you have elected to accept the Cash Cancellation Offer for your option(s), then provided that you have properly completed and returned the Form of Election as instructed, you will be paid the cash cancellation payment to which you are entitled (subject to a payroll deduction in satisfaction of the PAYE due) with your pay for June 2001.

Choice 2 Exercise your option(s)

You may now exercise your option(s) under the Executive Scheme to acquire Sema Shares. You may do this even if it is less than 3 years from the original date of grant of your option(s).

You may then:

  (i) accept the Offer in relation to the Sema Shares you acquire; or

  (ii) retain all or any of such Sema Shares (although it is intended that such shares will be compulsorily acquired by Schlumberger Investments on the terms of the Offer following the service of a Section 429 Notice); or

  (iii) sell your Sema Shares in the market. However, it may not be possible to sell at the Offer Price of 560p and you will probably incur dealing costs in respect of such sale. It is also expected that Sema Shares will have their listing on the London Stock Exchange cancelled within the next couple of months.

If you exercise your option(s) and accept the Offer using the enclosed Form of Election, you will be entitled to receive in accordance with the terms set out in the Offer Document:

                    for each Sema Share        560p in cash

If you accept the Offer in respect of the Sema Shares acquired on exercise of your option(s), instead of receiving cash consideration in pounds sterling, you may elect to receive it in US dollars. If you make such an election, the cash to which you would otherwise be entitled under the Offer will be converted, without charge, from pounds sterling to US dollars at the exchange rate obtainable on the spot market in London at approximately noon (London time) on the date the cash consideration is made available by Schlumberger Investments to the relevant payment agent for delivery in respect of the relevant Sema Shares. You can only elect to receive US dollars in respect of all your Sema Shares acquired on exercise of your option(s) (you cannot elect to receive both pounds sterling and US dollars).

Procedure to exercise your option(s) and accept the Offer

If you wish to exercise your option(s) and accept the Offer in respect of the Sema Shares you acquire on exercise, you should tick Box B on the Form of Election. You will need to fund the exercise cost of your option and the Form of Election must therefore be accompanied by a cheque made payable to Sema plc for the full exercise cost.

If you wish to use the NatWest Finance Facility you should complete the enclosed Finance and Acceptance Facilities Form and not the Form of Election.

You should then send your completed Form of Election together with your cheque or (ii) your completed Finance and Acceptance Facilities Form to the Company Secretarial Department at Sema plc, 233 High Holborn, London WC1V 7DJ so as to be received no later than 5.00 p.m. on 14 May 2001.

If you have properly completed and returned the Form of Election or Finance and Acceptance Facilities Form as instructed above you will be posted a cheque for the amount due to you (after deduction of any PAYE liability in relation to unapproved options granted on 6 May 1997 and 14 October 1998 under the Executive Scheme) within 14 days of Computershare Services PLC (Schlumberger Investments' receiving agent in respect of the Offer) receiving your completed Form of Election.

Procedure to exercise your option(s) but not accept the Offer

If you wish to exercise your option(s) but you do not wish to accept the Offer, do not complete the Form of Election. You should contact the Company Secretarial Department at Sema plc, on 020 7830 4215 or email emma.turner@sema.co.uk who will supply you with the necessary form.

Take no action

If you take no action, your option(s) will lapse in due course and become worthless. You will lose the right to acquire Sema Shares and the ability to realise any value in your option(s).

3.General

The exercise of your option(s) under the Executive Scheme will have tax consequences for you. Please read the Appendix (United Kingdom Tax Treatment) to this letter and the United Kingdom Taxation section set out in paragraph 13 of Appendix IV of the Offer Document carefully before deciding what course of action to take.

If you have more than one unexercised option, you may wish to make different choices for each option (for example, you may wish to exercise only one of your options). However, you may not use the enclosed Form of Election to make more than one choice in respect of the same option.

If you are already in a special exercise period which is unconnected with the Offer (for example, because you have already left the employment of the Sema Group and have an existing right to exercise your option), you can only exercise your option during that special period or any shorter period which arises under the rules of the Executive Scheme as a result of the Offer. Nothing in this letter serves to extend the life of an option which lapses (or has already lapsed) under the rules of the Executive Scheme.

4.Responsibility

The directors of Schlumberger Investments, whose names are set out in Schedule IVA to Appendix IV of the Offer Document, accept responsibility for the information contained in this letter other than that relating to the Sema Group, the directors of Sema and their immediate families related trusts and controlled companies. To the best of the knowledge and belief of the directors of Schlumberger Investments, (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the Sema Advisory Committee* accept responsibility for the information contained in this letter relating to the Sema Group, the directors of Sema and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the Sema Advisory Committee (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

5.Recommendation

The Sema Advisory Committee, which has been so advised by Credit Suisse First Boston and NM Rothschild & Sons Limited, consider the proposals to option holders under the Executive Scheme set out in this letter to be fair and reasonable. In providing advice to the Sema Advisory Committee, Credit Suisse First Boston and NM Rothschild & Sons Limited have taken into account the Sema Advisory Committee's commercial assessments. The Sema Advisory Committee recommend that option holders accept either the Exercise and Acceptance Proposal or the Cash Cancellation Offer according to their individual circumstances.

6.Further Assistance

The decision as to which course of action to take is a matter for you. You should bear in mind, in particular, the time limits and tax position explained in this letter.

If you are in any doubt about which course of action to choose, you are strongly advised to seek your own independent financial advice immediately.

If you are unclear as to the meaning of any part of this letter you should contact the Company Secretarial Department of Sema plc on 020 7830 4215 or email emma.turner@sema.co.uk

                                Yours faithfully

For and on behalf of                                     For and on behalf of
Schlumberger Investments                                 Sema plc


/s/ Jean-Dominique Percevault                            /s/ Sir Julian Oswald

Jean-Dominique Percevault                                Sir Julian Oswald
Director                                                 Chairman

*"Sema Advisory Committee" means a committee of the Sema Board consisting of Sir Julian Oswald, Pierre Bonelli and Harry Fryer, which has been charged with responsibility for considering and approving the proposals, the full Sema Board being in a transitional period following the Offer becoming unconditional.

                                   APPENDIX

                         United Kingdom Tax Treatment

Summarised below are some of the United Kingdom taxation implications of the courses of action described in this letter for option holders resident or ordinarily resident in the UK for tax purposes. This appendix is for guidance only. The precise implications for you will depend on your particular circumstances and, if you are in any doubt as to your taxation position or you are subject to taxation in a jurisdiction other than the UK, you should consult your own appropriate professional adviser before taking any action.

You should also refer to paragraph 13 of Appendix IV of the Offer Document for additional information on UK taxation relating to the Offer.

1.Acceptance of the Cash Cancellation Offer

  (i) The cash cancellation payment will be subject to income tax in full and this income tax liability will be deducted at source under the PAYE system unless you are a former employee of the Sema Group in which case only basic rate tax will be deducted. You should note that this charge to income tax arises irrespective of whether you would be entitled to exercise your option without any charge to income tax arising. There will be no National Insurance since your option was granted before 6 April 1999.

  (ii) A condition of acceptance of the Cash Cancellation Offer will be that the amount of your income tax liability will first be deducted from the cash cancellation payment due to you and you will receive only the net amount.

2.Exercise of options and acceptance of the offer

(A)Income tax--Approved options granted under the Executive Scheme

  (i) An income tax charge will arise on the exercise of any Inland Revenue approved option granted on 14 October 1998 but will only arise on the exercise of approved options granted before that date if you have exercised Inland Revenue approved options (other than options under an approved savings related scheme) within the last three years in circumstances where no income tax liability arose. Exercise of more than one option on the same day, each of which is free from income tax liability, will not prejudice the income tax free treatment of other options exercised on the same day. There will be no National Insurance since your option was granted before 6 April 1999.

  (ii) The income tax charge will be calculated on the amount by which the market value of your Sema Shares on the date of exercise of the option exceeds the exercise price of the option.

  (iii) You will need to declare any income tax liability arising on exercise of your approved options to the Inland Revenue on your tax return relating to the year in which the option was exercised (that is the tax year ending 5 April 2002). This tax will not be deducted at source under the PAYE system. You will be required to notify the Inland Revenue (the Inspector of Taxes for your tax district) even if you do not automatically receive a tax return. You may therefore need to request a self-assessment return form for completion and submission to the Inland Revenue. You are strongly recommended to put aside enough money to pay the tax which will be due on 31 January 2003.

(B)Income tax--Unapproved options granted under the Executive Scheme

  (i) An income tax charge will arise on the exercise of your unapproved option.

  (ii) The income tax charge on exercise will be calculated on the amount by which the market value of your Sema Shares on the date of exercise of the option exceeds the exercise price of the option.

  (iii) The income tax liability in respect of your options granted on 6 May 1997 and 14 October 1998 under the Executive Scheme will be deducted at source under PAYE. A condition of the exercise of such options will be that you authorise Schlumberger Investments and/or Sema to deduct from the cash proceeds arising on acceptance of the Offer such amount as is necessary to discharge any PAYE liability which arises on exercise of these options.

(C)Capital Gains Tax--the Executive Scheme

  (i) Whether or not an income tax charge arises when you exercise your option you may be chargeable to capital gains tax on disposal of the Sema Shares you acquire on exercise of your option. Acceptance of the Offer or a sale in the market would amount to a disposal for these purposes.

Inland Revenue approved options exercised without income tax charge.

  (ii) If you sell or accept the Offer in respect of the Sema Shares you acquire on exercise of your option, the amount of any capital gain will be the excess of the proceeds from any subsequent sale or the acceptance of the Offer (being 560p per Sema Share acquired if you accept the Offer) over the base cost of your Sema Shares. The base cost will normally be the exercise price of the option.

Options subject to an income tax charge on exercise.

  (iii) If you are liable to income tax on the exercise of your approved or unapproved options, any capital gain will be the excess of the proceeds from any subsequent sale or acceptance of the Offer (being 560p per Sema Share acquired if you accept the Offer) over the base cost of your Sema Shares. The base cost will normally be the market value of your Sema Shares on the date of exercise. These two amounts may be similar, in which case no charge or only a minimal charge to capital gains tax would arise.

  (iv) You should note that liability to tax on capital gains will arise only to the extent that your total capital gains (less any available reliefs and allowances) for the tax year exceeds the annual exempt amount for each individual (which is (Pounds)7,500 for the 2001/2002 tax year).

  (v) In relation to the calculation of any capital gains tax liability, you should note that, if you have disposed of any Sema Shares, by accepting the Offer or otherwise, and within 30 days of doing so have acquired Sema Shares (for example, by exercising your option), the Sema Shares which you acquired on exercise of such option will be identified for capital gains tax purposes with those previously disposed of. This means that the base cost of your Sema Shares disposed of will be treated as equal to the base cost of the Sema Shares subsequently acquired. If this applies to you, you are strongly advised to seek your own independent financial advice immediately.

                    Printed by RR Donnelley Financial, 67634